

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

John A. Kallassy
Chief Financial Officer
Speedus Corp.
1 Dag Hammarskjold Blvd.
Freehold, NJ 07728

     Re: Speedus Corp.
           Item 4.01 Form 8-K
           File No. 000-27582
           Filed August 16, 2010

Dear Mr. Kallassy:

     We have completed our review of your filing and do not have any further comments at this time.

           Sincerely,

           Patrick Kuhn
           Staff Accountant